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                                                                      EXHIBIT 20

                   [LETTERHEAD OF COLUMBIA/HCA APPEARS HERE]


INVESTOR CONTACT:                      MEDIA CONTACT:
Mark Kimbrough:  615-344-2688          Jeff Prescott:    615-344-5708


                COLUMBIA/HCA EXPECTS FIRST QUARTER 1998 EPS FROM
              CONTINUING OPERATIONS TO BE IN RANGE OF $.30 TO $.35

       Company Proceeding with Plans for Asset Spin-Offs to Shareholders

                      Regular Quarterly Dividend Announced

     NASHVILLE, TN  MARCH 6, 1998--Columbia/HCA Healthcare Corporation (NYSE:
COL) today announced that management anticipates that earnings from continuing operations for the first quarter of 1998 are expected to be in the range of $.30 to $.35 per diluted share, before restructuring and investigation costs. After restructuring and investigation costs, and after subtracting results from discontinued operations, earnings are expected to be in the range of $.25 to $.30 per diluted share.

     The Company reported a net loss from continuing operations of $.63 per diluted share for its fourth quarter ended December 31, 1997, excluding losses from discontinued operations, restructuring and investigation costs and asset impairment charges. The Company reported earnings per diluted share from continuing operations of $.66 in its first quarter of 1997.

     Management also indicated that it anticipates reporting an operating margin (earnings before depreciation, interest, taxes and amortization divided by net revenues) for the first quarter of 1998 in the high teens. The Company indicated that its business is seasonal in nature and that there are often material differences between quarterly results, including earnings per share and operating margins.

     Thomas F. Frist, Jr., M.D., Chairman and CEO said, "We are confident that we are taking the necessary and appropriate steps to successfully reposition the Company. We have begun to experience some of the benefits from the reorganization and restructuring plans which we initiated late last year."

     The Company also indicated that it was proceeding with its previously announced plans to seek necessary approvals for tax-free spin-offs to its shareholders of approximately 100 hospitals which are currently included in the Company's America, Atlantic and Pacific groups. The Company anticipates filing for a ruling request in March or April 1998 with the Internal Revenue Service
(IRS).
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     Any tax-free spin-off is subject to receipt of a ruling by the IRS that the spin-off would be tax-free to the Company and its shareholders. There can be, however, no assurances that the proposed spin-offs will ultimately be approved by the various regulatory authorities.

     The Company also announced that the Board of Directors has declared a regular quarterly dividend of $.02 per share, payable June 1, 1998 to stockholders of record May 1, 1998.

                                      ***

The above statements may include forward-looking statements based on current management expectations. Numerous factors exist which may cause results to differ from these expectations. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially. The Company undertakes no obligation to update any forward-looking statements, or to make any other forward looking statements, whether as a result of new information, future events or otherwise. This information involves risks and uncertainties as detailed from time to time in the Company's filings with the Securities and Exchange Commission.

All references to "Company" and "Columbia/HCA" as used throughout this document refer to Columbia/HCA Healthcare Corporation and its affiliates.

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